truCrowd

L2 RECORDS
LIVE LIT
A MICHAEL VARNER BRAND

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

THE COMPANY

1. Name of issuer: **Varner Enterprises, Inc**

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

    ☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

    ☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

    ☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

    ☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

    ☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

    ☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No
    Explain:

truCrowd

L2 RECORDS
LIVE LIT
A MICHAEL VARNER BRAND

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

DIRECTORS OF THE COMPANY

Name: Michael Varner   Dates of Board Service: 2/2019

Principal Occupation: Music Executive
Employer: N/A   Dates of Service: N/A
Employer's principal business: Music

List all positions and offices with the issuer held and the period of time in which the director served in the position or office: None.

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

      Employer: Adient plc
      Employer's principal business: Automotive Seating
      Title: Senior Analyst - Compensation   Dates of Service: 10/2018 – 1/2019
      Responsibilities: Analyze compensation of senior executives

      Employer: Allergan plc
      Employer's principal business: Pharmaceuticals
      Title: Senior Analyst – Compensation   Dates of Service: 5/2017-3/2018
      Responsibilities: Analyze compensation of senior executives

      Employer: Institutional Shareholder Services
      Employer's principal business: Corporate Governance
      Title: Associate   Dates of Service: 10/2014-4/2017
      Responsibilities: Write and review reports on executive pay at public companies

OFFICERS OF THE COMPANY

Name: Michael Varner

Title: CEO   Dates of Service: 2/2019

Responsibilities: Coordinate all aspects of the label from talent acquisition to production to marketing

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office: NONE

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

      Employer: Adient plc
      Employer's principal business: Automotive Seating
      Title: Senior Analyst - Compensation   Dates of Service: 10/2018 – 1/2019

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Responsibilities: <u>Analyze compensation of senior executives</u>

Employer: <u>Allergan plc</u>
Employer's principal business: Pharmaceuticals
Title: <u>Senior Analyst – Compensation</u>   Dates of Service: <u>5/2017-3/2018</u>
Responsibilities: <u>Analyze compensation of senior executives</u>

Employer: <u>Institutional Shareholder Services</u>
Employer's principal business: Corporate Governance
Title: <u>Associate</u>   Dates of Service: <u>10/2014-4/2017</u>
Responsibilities: <u>Write and review reports on executive pay at public companies</u>

PRINCIPAL SECURITY HOLDERS

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Michael Varner	6,000,000 Shares of Common Stock	**100%**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

The music landscape globally is experiencing a shift in consumer demand and preferences. Following a 3-year consecutive growth period as a swing back from the 15-year decline, the independent music segment is leading the music industry into the future.

Global total revenues were recorded to have grown 8.1% in 2017 to reach $17.3 billion[1] which was up $1.9 billion on 2016's $4.7 billion. Physical music revenue fell 5.4% to $5.2bn, while download income dropped 20.5% to $2.8bn. Streaming represented the single biggest generator of revenue, representing 38.2% of the total $17.4 billion market in 2017 ahead of physical format at 30.1% and downloads at 16.2%.

The change in customer preferences was reflected in the 176 million users of paid streaming services worldwide at the close of last year, up 64 million users from 2016. This has led to fragmentation of production power to the independent music segment of the market industry with distribution partnerships with major labels like Sony and Universal. Running a record label is a high-risk business with an unknown reward. However, independent labels run a sustainable model that has driven its growth in the last 10 years.

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[1] https://www.musicbusinessworldwide.com/global-recorded-music-industry-revenues-grew-8-1-in-2017-to-reach-17-3bn/

truCrowd

L RECORDS
LIVE LIT
A MICHAEL VARNER BRAND

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Collectively, indie labels are now bigger than any major label, outranking them in terms of market share in a second straight year in the 3-year growth period between 2016 and 2018. Based on revenues earned, Indies took a 32.2% market share, outranking the $40 billion worth label, Universal Music group at 29.7%, Sony only took 21.9% of the market share while Warner music group took a 16.7% share[2].

Revenues for 2018 showed an increase in market share for the Indies all round from digital to physical formats. Indies achieved a 39.2% while UMG acquired a 25.4% share. Indies also crushed the major labels in terms of publishing at an amazing 41.2 % market share while Sony was second with 27.3% and UMG with 19.8% and Warner/Chappell music finished last with 12.0% share[3]. Clearly, Independent labels are the future of the music industry and its deals partnership with major labels is opening newer channels of growth for the industry.

L2 Records is an indie record label based in Detroit, USA founded and owned by Michael Varner. The label is focused on signing artistes and producers in the pop, EDM, trap and hip-hop genres. L2 Records employs a hands-on method as opposed to simply financing the master recordings provided by artists.

L2 Records is currently seeking an equity investment of $300k for financing its first music project of its premiere artist and acquiring new artists and producers. The investment is aimed at promoting its artists, fund their productions and promotions.

The company is looking to transit into a C Corp that acts as a holding company which owns the LLC. This would accommodate the acceptance of investment from private investors in exchange for issued shares of the holding company.

Mission Statement

Our mission at L2 Records is defined by our commitment to passion, excellence, diversity and quality as tools of creating a compelling narrative about independent music in the entertainment industry.

The Opportunity

Global recorded music industry revenues topped $17 billion in 2017, up 8.5% year-on-year, and independent artists generated $472 million of the total revenue, representing a 2.7% market share which was up 27.2% from $371 million recorded in 2016[4]. According to the WIN Vice president, Martin Mills, "4 out of every 10 dollars spent in music goes to the independent sector[5]", this reflects the growing segment of indie music segment in the global music industry. Indie labels raked in $6 billion in 2016, accounting for 38% of global market[6] and in 2017, indie artist revenues and indie label

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[2] https://www.digitalmusicnews.com/2018/05/20/indie-labels-major-label/
[3] https://www.digitalmusicnews.com/2018/05/20/indie-labels-major-label/
[4] https://www.musicbusinessworldwide.com/global-recorded-music-industry-revenues-topped-17bn-in-2017-and-independent-artistsgenerated-472m-of-it/
[5] https://www.billboard.com/articles/business/8006977/indie-record-labels-global-market-share-2016-win-report
[6] https://www.billboard.com/articles/business/8006977/indie-record-labels-global-market-share-2016-win-report

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

revenues accounted for a global total of $5.3 billion[7]. There's a fundamental shift happening in the music entertainment market due to consumer preferences being influenced by the new wave of digital entertainment solutions like streaming. The indie segment experienced a 6.9% increase in independent label's global sales, rising to 6 billion and a 0.9% rise in market share, rising to 38.4%. It was observed that around $1.2 billion of indie label revenue was distributed by majors or major-owned distributors in 2019 with the U.S market experiencing a market growth of 1.7% rise to 37% of the market share[8].

Independent artists are now playing within a billion-dollar market. The music industry has been experiencing a 3-year consecutive growth period after a 15 year decline and it has presented a good time for segments such as the indie segment to lead the growth that would define the music industry in the next decade. As the music industry grew at an overall 78% in 2016, streaming revenues from the indie sector alone made up 80% of the growth and accounted for almost half of global streaming revenues[9].

Our Services

Our services as an independent record label is to manage talent, record and produce music, manage the promotional and distribution requirements of the music. We are in the business of managing the assets within the value chain of the music entertainment market from end to end under the agreements and deals guiding the engagement with the artist under management.

MARKET ANALYSIS

Market Overview

The Global market share of Independent Labels grew by 11.3% to 39.9% in 2017 to reach $6.9 billion in comparison to a total growth of 9.7% for the major labels and represents the global revenue growth in market share by independents from 39.6% in 2016[10]. Considering the revenue generated by independents from distribution by majors, revenue in 2017 was added up to $1.5 billion which 22% of independents revenue.

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7 https://www.musicbusinessworldwide.com/global-recorded-music-industry-revenues-topped-17bn-in-2017-and-independent-artistsgenerated-472m-of-it/

8 https://www.billboard.com/articles/business/8006977/indie-record-labels-global-market-share-2016-win-report

9 https://www.awal.com/blog/independent-artists-are-a-billion-dollar-market

10 https://musicindustryblog.wordpress.com/2018/12/04/independent-labels-grew-global-market-share-to-39-9-in-2017/

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**


22%
78%
Indie Label
Major Label

Streaming was the major driver of growth, increasing by 46% to reach $3.1 billion, representing 44% of all revenues from a previous 34% in 2016. Physical and downloads both fell, by -2% and -22% respectively. As for major labels, independent labels are on path to becoming streaming-first in revenue terms.[11]
Based on rights ownership, the market share of independent record labels has increased since 2015 by 0.9% to 38.4%, representing global revenue of $6 billion in 2016 with the U.S experiencing the largest growth rate from 1.7% to 37.3%.[12]

The changing landscape of the music industry has homogenized the Major record labels into distribution outfits streamlined to Sony, Warner, and Universal due to the transition of consumers from physical formats to digital preferences. This fundamental shift has decentralized production power in the industry, with the indie segment filling in the gap with diversified business models that are more appealing to artistes and has led to an increase in loyalty in the segment with more than 47% of staff at indie labels choosing to remain with their labels and about 77% of artists choosing to renew their contracts.

North America music market experienced a revenue surge up 12.8% to complete a 3 year consecutive growth period, following growth form 8.0% in 2016. Digital revenues increased 17.4% fueled by a 49.9% growth in streaming. The US is the largest music market, with digital representing 75% of total revenue with streaming up at 49.8% and paid subscription audio streaming revenue growing to 59.6% to account for 47% of all digital revenue[13].

[11] https://musicindustryblog.wordpress.com/2018/12/04/independent-labels-grew-global-market-share-to-39-9-in-2017/

[12] https://www.hypebot.com/hypebot/2017/10/independent-music-labels-capture-growing-384-market-share-thanks-to-streaming.html [13] https://www.ifpi.org/downloads/GMR2018.pdf

truCrowd

RECORDS
LIVE LIT
A MICHAEL VARNER BRAND

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400



GLOBAL RECORDED MUSIC REVENUES BY SEGMENT 2017

- Physical
- Digital (excluding streaming)
- Streaming
- Performance Rights
- Synchronisation Revenues

Julie Bergan courtesy of Warner Music Group



TOP TEN MUSIC MARKETS 2017

1. USA
2. Japan
3. Germany
4. UK
5. France
6. South Korea
7. Canada
8. Australia
9. Brazil
10. China

The Independent Label Music Production in the US industry has grown by 5.2% over the last 5 years, to reach revenue of $456m in 2018. The number of businesses has grown by 1.9% to 1,618 and the number of employees has grown by 1.1% to 2,259 over the same 5-year period.[13]

The Independent Label production in the US market comprises of physical sales, digital album sales, digital track sales and on-demand audio streaming. Record labels retain the copyright to master recordings and derive most of their revenue from the sale, leasing and licensing of these recordings.

This growth trend is expected to continue to grow with newer artistes' preference of joining an indie rather than a major label.

Market Trends

Although the independent sector is booming alongside a proportionate rise in the loyalty of artists to independent labels in comparison to the majors, they still collaborate as growth partners in the achievement of growth through distribution channels already established by majors. 77% of artists choose to renew their contracts with their indie labels in comparison to contracts from major labels.[14]

An increase in disposable income is likely to increase consumers' purchases of new music, whether via digital or physical outlets. Though physical album sales have continually dropped for over a decade, digital albums and individual track sales may continue to increase as

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[13] https://www.ibisworld.com/industry-trends/market-research-reports/information/motion-picture-sound-recording-industries/independentlabel-music-production.html

[14] https://musicindustryblog.wordpress.com/2018/12/04/independent-labels-grew-global-market-share-to-39-9-in-2017/

truCrowd
L2 RECORDS
LIVE LIT
A MICHAEL VARNER BRAND
Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

consumer purchasing power increases, benefiting the industry as a whole. Per capita disposable income is expected to increase in 2018, representing a potential opportunity for the industry[15].

The adoption of more digital solutions like cloud-based technology is driving the decline in customer preference for downloads and physical formats. This is also influencing how independent record labels are going about their operations with most labels focusing on managing the artistes and the music and less of the distribution. This opens up major revenue generation from ticket sales from tours and concerts for Indie artistes who have broken into the mainstream market. This is where the partnership between digital stores, Major labels and indie labels are fostered.

Target Market Segmentation

L2 Records is targeted at major stakeholders in the music industry. This is comprised of indie artists, major labels, media houses, digital video streaming platforms like Vimeo and YouTube, digital audio streaming platforms like SoundCloud and Spotify, DJs and Producers.

Competitive Landscape

The increasing adoption of digital solutions in the music space has led to a gold rush for the Indie music segment of the music industry. There are quite a number of independent record labels in the US and some of the biggest are, Not for Fun, Thrill Jockey, Babygrande records, Entertainment One Music, Fools Gold, amongst others.

Not for Fun
Not for Fun, an LA-based indie label is probably the foremost purveyor of dynamic sounds such as drone-y psychedelic music. The label has managed talents such as Pocahaunted, Xander Harris, Sun Arraw, Inca Ore and LA Vampires. The Label has put out a couple of releases over the years that have gained massive attention.

Thrill Jockey
Thrill Jockey has been one of the best labels of the 1990s and 2000s. They made the first release of the Tortoise album, which introduced the world to the genre called post-rock, and have ever since been home to a diverse range of artistes that reach across a wide range if genres and sounds. They are best known to manage projects such as Tortoise, The Fiery Furnaces, Trans Am, Mouse on Mars.

Babygrande Records
The New York based label was founded in 2001 and is perceived to specialize in aggressive, hardcore rap. It is home to albums and artists like GZA and U-God from Wu-Tang clan, Grand Puba of Brand Nubian, Ptee Rock and Smoke DZA’s Don’t smoke rock.

[15] https://www.ibisworld.com/industry-trends/market-research-reports/information/motion-picture-sound-recording-industries/independentlabel-music-production.html

truCrowd   L2 RECORDS   LIVE LIT   A MICHAEL VARNER BRAND

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Entertainment One Music

Entertainment One music has been founded since 1987 as Koch Records. They were renamed in 2009 and have been responsible for some of the most important rap releases of all time, including projects from the likes of KRS-One, Tha Dogg Pound, Public Enemy, Joe Budden, DJ Khalid, The Alchemist, The Game and Snoop Dogg.

Fool's Gold

Fool's Gold specializes in the EDM and Rock music genre market asides hosting some rap stars also. It is home to artistes such as Danny brown, Brockhampton and the Cool kids as well as producers like Just Blaze, Party supplies and Trackademicks. The label's presence in the rap space was secured by their release of the debut album by Run the Jewels.

Competitive Advantage

The competitive record at L2 Records is the dynamic and diverse approach to managing artistes and their promotional campaigns owing to the leadership of Michael Varner and his experience from corporate America.

L2 Record adopts a Hands-on approach to the indie music business by adopting solid business ethics and passion to the music production and promotion.

MARKETING STRATEGY

Marketing Objectives

The objectives of our marketing strategy will involve the company utilizing multiple channels to promote and distribute our services and artistes, but there will be a more specific approach involving strategic partnerships with music producers, Clubs, DJs, Major labels, and digital stores. We have been in business and have signed a deal with an artist who has a first single we need to promote and hence must focus on establishing a foothold in our independent music segment of the music industry.

The initial aim will be to instill awareness and confidence in our services and our artiste.

To achieve its goal of becoming the go-to record label for independent music in America, L2 Records intends to achieve the following objectives:

- **Revenue objective**: We hope to promote the new single recorded by our artist; RIV, enough to get returns on our investment in the campaign.

truCrowd

L2 RECORDS
LIVE LIT
A MICHAEL VARNER BRAND

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

- **Business-to-customer objective**: Acquire new deals and album projects after our first campaign. By driving key engagement campaigns, we aim to consistently increasing our fan base annually.
- **Business-to-Business objective**: Aggressively promote the brand name of L2 Records within the independent music segment by consistently promoting our brand on social media platforms and referrals from strategic partners such as music vendors, major labels and music influencers.

Our aim is to become the most mentioned brand for independent music management in the industry in 3 years.

Revenue Strategy

Our revenue is generated from percentage of profits from digital downloads and streaming. We also generate revenue from artist performance and other revenue royalty streams like brand ambassadorship and related advertisement campaigns.

L2 Records will also generate revenue from joint venture partnership with the major labels and split costs and profits from promoting a new artist.

Marketing and Communications Strategy

Our promotion campaign would adopt a multifaceted promotional strategy for all of our artist. This will include; hiring regional independent record promoters and creating radio promotions, Internet sites, broadcast videos, dance club promotions, in-store/co-op promotions and promotions to the general public through print, video and television mediums.

We would embrace social media as an important tool of artist engagement and encourage their fans to create viral buzz with friends and communities. The social media platforms, which we will utilize, include but are not limited to:

- Social networking sites (Facebook, Instagram, Twitter)

- Digital stores (iTunes, Spotify, Tidal, YouTube etc.)

Our strategy is to promote the single by nurturing our user base through online publicity and engaging digital influencers. Strategies will be developed aimed at individuals, major labels, groups and other entities within the industry or influencers of those who do.

Facebook, Twitter and Instagram

Social media platforms allow us to track trends in our target market, enabling us to advertise content that will reach our targeted audience. Social media is a crucial platform for L2 Records, as it will help to reach a diverse mix of its audience, help in creating conversations around our music through stimulating visual content campaigns. We would also encourage customers to share their reviews of the track by creating an online community where people can view reviews and upcoming projects.

truCrowd

L2 RECORDS
LIVE LIT
A MICHAEL VARNER BRAND

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Strategic Partnerships

L2 Records will establish strategic partnerships with digital music influencers, music producers, clubs, media firms and other affiliated organizations. This will help create a loyal following amongst the B2B market and help with branding purposes as these strategic partners are expected to utilize these product features with their downstream consumers.

The strategic partnerships with will be a unique marketing tool for our artist. L2 Records expects not to only provide great entertainment content, but to ultimately be the go-to provider of independent music in the industry.

Critical Success Factors

L2 Records is positioned to be a long-term successful business as we plan to record a landmark success in this business within the first three years of campaign launch.

The following are what we believe are keys to our success.

1. **Continuously developing our music quality**. Creating unique content to appeal to consumers and constantly ensuring that they are satisfied through our feedback systems are key to our success.

2. **Having a loyal fan base**. We would host and manage an online community who we can interact with and engage with our projects.

3. **Reaching the target Market**. L2 Records would need to promote consistently to reach the target market through highly specific marketing strategies and distributors. The promotion efforts would need to be consistent, so as to continuously increase the fan base.

4. **Staff Satisfaction.** Creating high morale by rewarding employee success with monetary compensations, creating an environment, and company culture that emphasizes learning, growth and personal development while giving them the opportunity to explore multiple early years options.

BUSINESS OPERATIONS

Management

L2 Records is registered as an LLC Delaware and based in Detroit, Michigan; USA. It is represented by a 100% ownership by Michael Varner, who also acts as the owner of the record label. In order to attract investments, Michael Varner intends to register a new C Corp that

truCrowd

L2 RECORDS
LIVE LIT
A MICHAEL VARNER BRAND

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

wholly owns the LLC like a holding company, and then investors could be issued shares of the holding company.

Michael Varner founded L2 Records in 2018 after spending 10 years working in corporate America leading teams and solving problems in corporate governance and executive compensation. Michael Varner's venture into the music industry was inspired by his engagement with a music producer, DJ Denz which exposed him to the possibilities that abounded in the music space. He identified his love for working with artistes, leading other producers and improving their work and became the Executive Producer for L2 Records, which stands for Live Lit Records.

Music production isn't Michael's first time in the entertainment game. He's been a DJ as a hobby for over 5 years and he has a love for theatre and comedic acting. Michael has a vision as an A&R Executive producer to mold artistes like Biggie so, he signs artists and create music that will reflect his personal, enthusiastic energy expressed in anything from rap to EDM.

Michael hails from Southfield, a suburb of Detroit, Michigan and wants the record label to reflect the energy and enthusiasm of his personality by working with energetic, top 40 dance music artists.

Staffing Strategy

Sequel to the successful launch of the campaign, new staff may be added as the label achieves predetermined revenue benchmarks. Our recruitment strategies for identifying candidates and hiring individuals to fill positions will be based on a combination of referrals, experience, and skills. When new hires are accomplished, subsequent orientation and training will be the responsibility of the CEO.

We recognize that human resources are an extremely important asset. Hence, we will screen new applicants very carefully including in-person interviews and reference checks. We will review each employee's performance regularly, and when possible promote from within. Our salaries and benefit packages will be competitive with those offered by other labels in our area.
The personnel needed for the successful running of the business would be duly recruited upon full functioning of the label. Initially, the company will start with the services of the founder of the business. We will thrive to cut down administrative costs to have a soft landing into the business.

Utilization of Outside Resources

To obtain specialized expertise, we will engage the services of outsourced service providers and freelancers. The following roles will initially be performed by affiliate teams and/or outsourced vendors:

- Legal Services

truCrowd

L2 RECORDS
LIVE LIT
A MICHAEL VARNER BRAND

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

- Accounting and Tax services
- Content Development & Management team
- Consumer and contents data gathering and research
- Marketing & Promotions team

The label has already secured and utilized a number of vendors in these areas.

FINANCIAL PROJECTIONS

The financial plan depends on a number of important assumptions. The key underlying assumptions are:

- A medium-growth economy, without a major recession
- No unforeseen changes in technology to make our solutions immediately obsolete
- The Tax rate will be 19%.
- Cost of service delivery is 45% of total revenue

While margins are harder to estimate, we remain confident that we can achieve gross margins above 50% and solid net profits in the first five years of operation. The most important element in the financial plan is delivering on our key cash flow drivers and these would be achieved by:

1. Focusing on building revenues through innovative approaches to the market.
2. Ensuring gross and net margin efficiency through a very competitive cost structure.
3. Ensuring adequate funding for operational and development expenses that are in line with our balance sheet needs and capabilities.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Crowdfunding for early stage companies is relatively new. Crowdfunding (defined as online offerings of the securities of early stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

• **This is a brand-new company.** We were formed in 2019, and acquired a company formed in 2018. The company has not implemented its business plan or validated its assumptions. As a pre-revenue early stage company with debt on the books we consider ourselves being at risk of not reaching out objectives.

• **We are in a highly competitive niche.** The music industry is a very competitive sector. There are 3 major monopolies which have a disproportionate competitive advantage, and there are many independent startup labels competing for a small share of the marketplace not dominated by the 3 major record labels. We are at risk of not having access to enough capital to compete, reaching enough artists to find a commercial hit early on, and not having industry access which is required to establish distribution and commercialization agreements to monetize the artists / assets we own.

• **We have a high dependency on the CEO.** At this stage Varner Enterprises and L2 Records have a complete dependency on Michael Varner for business development, and executive oversight of the company. We identify this as Key-Man risk. Until Varner Enterprises has been capitalized and can build out a management staff and diversify its dependency on Michael Varner, we will have Key-Man Risk. Even after that and until we are able to implement a business continuity and succession strategy we are at high risk of failure if we lost Michael Varner as our CEO.

• **We are controlled by our officers and directors.** Our officers and directors currently hold all of our voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.

• **The company will need to raise additional money in the future.** Varner Enterprises and its subsidiary holding L2 Records have a dependency on a very aggressive promotion and marketing strategy that will be ongoing. We need to promote the company to attract artists, we need to promote the artists we sign, and we need to market and promote the products we develop. Thus we anticipate

truCrowd

L2 RECORDS
LIVE LIT

A MICHAEL VARNER BRAND

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

a dependency on raising additional capital until the company has enough successful artists. If we failed to raise additional capital, the growth of the company would be slowed or halted.

• **It is difficult for us to accurately predict our earnings potential.** As a company that has a very high cost in marketing and promotion, and who's revenue depends on Royalty from monetizing artists contracts, we are not able to predict accurately the revenue we will produce. Our forward looking projections are thus based on a generalization of our Standard Contract and Conservative assumptions of commercialization results, yet are not based on factual historical data.

General Risks Associated with an Early Stage Company

As a new company we have a limited operating history. The Company was organized on 2019, the subsidiary we acquired was organized in 2018. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by pre-revenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

We expect losses in the foreseeable future. Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, our business model is fully dependent on a very aggressive marketing of the company to build a brand to attract artists to sign, after signing an artist we have to invest significant time and money into the promotion and marketing of the artists, as well as into the production of their music. Finally, we have to pay to have access to Major Label distribution channels, and invest into developing merchandising to monetize the artists under contract. All of these plus travel, legal, operations, and staff including outsourced contractors are expected to be losses on the books until revenue is generated and stabilized to exceed expenses.

Our success is dependent on our key personnel. We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments. At the moment the founder and CEO Michael Varner is a Key-Person, yet the artists we sign will also become key people.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and

reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment. The music industry is a high risk, high reward industry with the need for one successful artist to carry the expenses and losses generated by other less successful artists. There is also an upfront expense that goes into every artist that may never be recovered.

The Company may require additional financing to support working capital needs. The Company may need to explore additional financing options such as lines of credit, NOTES, or other short-term debt financing to support operations and marketing efforts.

If the Company incurs commercial debt, there may be risks associated with such borrowing. If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Many of our competitors have greater brand recognition and greater financial, marketing and other resources. Many of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. Many independent labels like ours will establish agreement with the 3 major labels early on and receive capital to develop their artists, as well as to build a brand, but also will receive support in marketing and exposure which can place a disproportionate advantage to an independent label like L2 Records if L2 Records has to compete with its own resources.

Management has broad discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

Management has voting control of the Company. Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

There may be unanticipated obstacles to the execution of the Company's business plan. The company will need to attract talented artists, this can only be done by building and promoting a brand that attracts the best artists in our niche categories. This will also depend on bidding and competing for those artists by providing better contracts, incentives, and being able to spend money for travel and other specific expenses necessary to close contracts. If the company is not able to execute its business plan in full we have the risk of limiting our growth, or failing to succeed.

You can lose 100% of your investment. Many small business startups like the Company fail. Varner Enterprises is a risky venture in the very competitive music industry, and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

Operational risks. We have the risk of not being sufficiently capitalized to establish a full operation, and acquire the right technology and services to produce music, promote artists, or have the right staff to implement our business plan.

Financial risks. The music industry is based on trends and changes quickly. We are investing on a small number of music categories we feel give us a strategic advantage to compete, and which can be successfully commercialized. Yet, if the trends change and the music artists we sign become part of a passing trend we stand to loose the potential to monetize and thus incur loses that drive us out of business. Without being sufficiently capitalized to diversify Varner Enterprises we have such financial risk.

truCrowd

RECORDS
LIVE LIT

A MICHAEL VARNER BRAND

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

General economic conditions, including a prolonged weakness in the economy, may affect consumer purchases, which could adversely affect our sales. Our results of operations are dependent on a number of factors impacting consumer spending, including general economic and business conditions; consumer confidence; wages and employment levels; the housing market; consumer debt levels; availability of consumer credit; credit and interest rates; fuel and energy costs; energy shortages; taxes; general political conditions, both domestic and abroad; and the level of customer traffic within department stores, malls and other shopping and selling environments. Consumer product purchases, including purchases of our products, may decline during recessionary periods. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits.

Indebtedness of the Issuer. Varner Enterprises, and its subsidiary L2 Records currently show debt obligations on its books. Until we can repay back such debt liability we are an indebted company.

Risks Associated with an Investment in Securities
Best efforts offering. This Offering is being made on a "best efforts" basis with no minimum number of Shares required to be sold. As subscriptions are accepted (and any required rescission periods expire), the subscription funds will be available for use by the Company immediately for its intended use of proceeds. Subscriptions are irrevocable (after expiration of any rescission period) and subscribers will not have the opportunity to have their funds returned notwithstanding any future lack of success in recruiting other investors. Accordingly, initial subscribers will necessarily have a greater degree of risk. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that any number of Shares are sold and proceeds will be realized by the Company.

There is no minimum capitalization for this offering and investors' subscription funds will be used by us as soon as they are received. There is no minimum capitalization required in this Offering. There is no assurance that all or a significant number of Shares may be sold in this Offering. We will use investors' subscription funds as soon as they are received. If only small portions of the Shares are placed, then we may not have sufficient capital to operate. There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, the project would need to be scaled down, and would have a material adverse effect on our business.

Shares are not guaranteed and could become worthless. The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless.

Future capital needs; Dilution. The Company believes that the net proceeds of the Offering of the Shares will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future, assuming that it sells all Shares offered hereby and that the revenue forecasts for the first 24 months are substantially achieved. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long term capital requirements, the Company may be unable to continue in business, with a

truCrowd

L2 RECORDS
LIVE LIT

A MICHAEL VARNER BRAND

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant
to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

We are relying on certain exemptions from registration. The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

The Shares are restricted securities and a market for such securities may never develop.
Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Shares, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a
complete loss of his or her investment.

We may be required to register under the Securities Exchange Act. The Company will be
required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business. Management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any federal or state agency.

Although the Company does not intend to be required to register its securities under the
Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to so register. For example, under Section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 shareholders and over $10,000,000 in assets, may be required to register with the SEC within 120 days after their fiscal year end. Such registration would increase the operational expenses of the Company and would restrict its activities, thereby possibly having an adverse effect on its business.

The Sarbanes-Oxley Act of 2002 could, should the Company take such action, make the
Company's entrance into the public market difficult and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Sarbanes-Oxley Act—the most far reaching legislation affecting the federal securities laws since they were created in the 1930's—impacts everything from the role of auditors to public reporting of stock trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing.

Public and registered companies are facing dramatic changes in disclosure and corporate governance requirements under the Sarbanes-Oxley Act, and under new and proposed rules from the SEC, NASDAQ and the NYSE. While these new rules and regulations do not generally cover private companies, their influence on private companies is being felt in the following ways:

- A private company will become subject to the Sarbanes-Oxley Act upon filing a registration statement with the SEC in anticipation of an IPO.
- The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for acquisition by a public company.
- In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program.
- Full compliance with the Sarbanes-Oxley Act – which can be time-consuming and expensive – can significantly slow the efforts of private companies such as the Company that may seek to enter the public markets.

The Offering price is arbitrary. The price of the Shares offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the Shares bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company. Our share price was established based on forward projection assumptions and a weighted averaged 5 method valuation which shows significant differences from one model to the next. We have tried to determine the most accurate valuation this way, yet it is still based on forward looking assumptions and not on an existing financial history.

Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

THE BOTTOM LINE: If we do well, the stock should do well also, yet life offers no guarantees, and neither can we.

If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.

Please only invest what you can afford to lose.

THE OFFERING

9.   What is the purpose of this offering?

truCrowd

L2 RECORDS
LIVE LIT

A MICHAEL VARNER BRAND

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Varner Enterprises is raising capital to grow L2 Records. In specific, L2 Records needs capital for marketing which is a critical activity to develop both brand awareness to attract new talent, as well as to promote and expose current artists under contract. L2 Records has a schedule of recording, production, and new "hits / singles" to release with a projected cost of $30,000 per new song on the artist's catalogue. L2 Records needs to produce and market new singles from its artist's catalogue to secure a Co-Development agreement with a major record label. In general numbers, Varner Enterprises needs a minimum of $250,000 per year to record and promote 4 to 5 new songs which translates in securing 1 co-development agreement with an awarded budget of $650,000 from the major label producing $500,000 in new revenue to invest back into the next year.

As a new company Varner Enterprises needs an additional budget for aggressive brand development, and marketing of its services to attract new talent.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000**	**$1,070,000**
Less: Offering Expenses (FP Fees)	$800	$85,600
Net Proceeds	**$9,200**	**$984,400**
Use of Net Proceeds		
Escrow Service	$300	$10,000
Legal Fees	$650	$20,000
Music Production	**$3,250**	$100,000
Music Promotion (PR, Marketing, & Social Media)	$4,500	$439,000
Label Promotion		$95,000
Travel		$50,000
Salary		$100,000
Office Overhead		$80,000
Operating Capital Reserves	$500	$90,400
Total Use of Net Proceeds	**$9,200**	**$984,400**

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to have a closing, truCrowd will send a five-day notice to each investor to be included in that close and at the end of that period the money will be disbursed to the company, then the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

truCrowd   L RECORDS
LIVE LIT
A MICHAEL VARNER BRAND

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

SECURITY OFFERED FOR SALE	SAFE+REV (TM) (SIMPLE AGREEMENT FOR FUTURE EQUITY PLUS REVENUE PARTICIPATION)
VALUATION CAP	$2,800,000
DISCOUNTED RATE	N/A
MFN PROVISION	No.
ANTI-DILUTION RIGHTS	No.
TARGET NUMBER OF UNITS OF SAFE+REV(TM)	1,000
MAXIMUM NUMBER OF UNITS OF SAFE+REV(TM)	107,000
PURCHASE PRICE PER UNITS	$10
MINIMUM UNITS PER INVESTOR	$25
USE OF PROCEEDS	See page 21
REVENUE PARTICIPATION	Yes
OFFERING GROSS REVENUE PARTICIPATION PERCENTAGE	20%
REPAYMENT MULTIPLE	4X
MEASUREMENT PERIOD START	1/1/2020
MEASUREMENT PERIOD END	12/31/2059

truCrowd

RECORDS
LIVE LIT
A MICHAEL VARNER BRAND

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

The securities to be sold have no voting rights.

16.   How may the terms of the securities being offered be modified?

None.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock:				

truCrowd

L2 RECORDS
LIVE LIT
A MICHAEL VARNER BRAND

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

	10,000,000	6,000,000	☑ Yes ☐ No	☐ Yes ☑ No
				Specify:

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

    None.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

    The securities being offered cannot be changed. However, the existing shareholders identified on #Q6 will decided when or if the SAFE will get converted into equity.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

    The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

    This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

VALUATION

The 5 Methods Used


$ 940,716
$ 775,000
$ 4,291,404
$ 5,004,397
$ 10,847,079
Scorecard Method
Check-List Method
Venture Capital Method
DCF with LTG
DCF with Multiples

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software , giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

Valuation Average Weights


Weights
of the 5 methods
33%
34%
11%
11%
11%

Valuation weights

The weights displayed in the chart are those used to average the outcomes of the 5 valuation methodologies implemented in this analysis. The weights are set according to the stage of development of the start-up: the later the stage and the higher the influence of analytical models given the higher reliability of the financial projections. Users may however prefer one method over another in determining their valuation estimate.

The weights for the above-mentioned valuation methods are: Scorecard (33%), Check-list (34%), Venture Capital (11%), DCF- Long Term Growth (11%), and DCF with Multiples (11%).
The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

VALUATION

The Average Pre-Money valuation is: $ 2,789,653

Lower Bound $ 1,733,000

Higher Bound $ 3,847,000

The valuation was calculated at pre-money: **$2,800,000.**

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

☐   **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

☐   **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by

truCrowd LI RECORDS LIVE LIT A MICHAEL VARNER BRAND

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

☐ **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

☐ **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date Terms	Other Material
Navy Federal Credit	$ 5,060	14.9%		
Navy Federal Credit	$7,053	14.9%		

25. What other exempt offerings has the issuer conducted within the past three years?

None.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

None to all four options.

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?   ☑ Yes   ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

    Varner Enterprises and its subsidiary L2 Records are new corporations with less than 1 fiscal year of operations. Varner Enterprises is a self funded company with limited resources and currently has liability obligations incurred through L2 Records. Neither Varner Enterprises nor L2 Records have positive revenue documented as of yet.

FINANCIAL INFORMATION

29. **Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:**

    Varner Enterprises is a Delaware Corporation formed and registered in February 2019, we have provided Reviewed Financials which include the operating history and liabilities of our subsidiary L2 Records which was acquired by Varner Enterprises after it's formation. Varner Enterprises thus does not have a full fiscal year to report until 2020.

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

CONSOLIDATED FINANCIAL STATEMENTS

Varner Enterprises Inc.
As of the date of Inception, February 5, 2019 and
Year Ended December 31, 2018
With Independent Accountant's Review Report

VARNER ENTERPRISES INC.

Consolidated Financial Statements

As of the date of inception, February 5, 2019 and Year Ended December 31, 2018

Contents

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Varner Enterprises Inc.

I have reviewed the accompanying consolidated financial statements of Varner Enterprises Inc., which comprises the balance sheets as of February 5, 2019 (the date of inception) and for the year ended December 31, 2018, and the related consolidated statements of income, changes in stockholders' deficit, and cash flows for the periods then ended, and the related consolidated notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA
Fiona A Hamza

Plano, Texas
February 12, 2019

truCrowd   LI RECORDS   LIVE LIT   A MICHAEL VARNER BRAND

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Varner Enterprises Inc..

Consolidated Balance Sheets

	February 5, 2019	December 31, 2018
Assets		
Current assets:		
Cash and cash equivalents	$ 5	$ 5-
Total current assets	5	5
Property plant and equipment:	-	-
Deferred tax asset *(note 2)*	-	-
Total assets	$ 5	$ 5
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities:		
Accrued interest	123	177
Credit card payable	5,060	5,095
Line of credit *(note 3)*	7,053	7,053
Total current liabilities	12,236	12,325
Long-term obligations	-	-
Total liabilities	12,236	12,325
Stockholders' equity (deficit):		
Common Stock, par value $0.00001 *(note 4)*		
Authorized Shares – 10,000 ,000		
Issued and outstanding shares, 6,000,000	60	60
Paid-in Capital	2,225	1,990
Retained deficit	(14,516)	(14,370)
Total Stockholders' equity (deficit)	(12,231)	(12,320)
Total liabilities and stockholders' equity (deficit)	$ 5	$ 5

See Independent Accountant's Review Report.

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Varner Enterprises Inc..

Consolidated Statements of Operations

	February 5, 2019	December 31, 2018
Revenue	$ -	$ -
Expenses:		
Advertising and marketing	-	11,689
Bank charges & credit card charges	-	70
Legal expenses	-	1,160
Travel and meals	-	872
Total operating expenses	-	13,791
Operating Loss	-	(13,791)
Other income / (expense)		
Interest expense	(146)	(579)
Total other income	(146)	(579)
Net loss	$ (146)	$ (14,370)

See Independent Accountant's Review Report.

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Varner Enterprises Inc..

Consolidated Statements of Changes in Stockholders' Deficit

	Common stock par value $.00001	Paid-in Capital	Retained Deficit	Total
Balance at December 31, 2017	$ -	$ -	$ -	$ -
Plus: Stockholders' Contributions	60	1,990	-	2,050
Less: Net Loss	-	-	(14,370)	(14,370)
Balance at December 31, 2018	$ 60	$ 1,990	$ (14,370)	$ (12,320)
Plus: Stockholders' Contributions	-	235	-	235
Less: Net Loss	-	-	(146)	(146)
Balance at February 5, 2019	$ 60	$ 2,225	$ (14,516)	$ (12,231)

See Independent Accountant's Review Report.

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Varner Enterprises Inc..

Consolidated Statements of Cash Flows

	February 5, 2019	December 31, 2018
Operating activities		
Net Loss	$ (146)	$ (14,370)
Increase (decrease) in interest expenses	(54)	177
Increase (decrease) in trades payables	(35)	5,095
Net cash used by operating activities	(235)	(9,098)
Investing activities		
Property and equipment	-	-
Net cash used in investing activities	-	-
Financing activities		
Proceeds from Line of credit	-	7,053
Proceeds from capital contribution	235	2,050
Net cash provided by financing activities	235	9,103
Net increase in cash and cash equivalents *(note 1)*	-	5
Cash and cash equivalents at beginning of year	5	-
Cash and cash equivalents at end of year	$ 5	$ 5

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Varner Enterprises Inc.
Notes to Consolidated Financial Statements
February 5, 2019

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Varner Enterprises Inc., (the Company) is a development stage Delaware holding corporation. As its first asset, the Company has acquired an independent record label- L2 Records LLC, a wholly owned subsidiary that works with artists in the pop, EDM, and hip-hop genres. L2 Records deals with the end-to end management of music entertainment projects by adopting multimedia to produce, manage, promote and distribute music entertainment content.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from three to seven years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

See Independent Accountant's Review Report.

truCrowd

L2 RECORDS
LIVE LIT
A MICHAEL VARNER BRAND

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Varner Enterprises Inc.
Notes to Consolidated Financial Statements (continued)
February 5, 2019

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

2. Deferred Income Taxes

The Company files income tax returns in the U.S federal jurisdiction and Delaware state jurisdiction. The Company has decided to set up valuation allowance account until they can better estimate the realization date. Following is the detail of tax asset:

Tax Year	Tax benefit - Federal	Tax benefit - State	Tax Year benefit expires
2019	$ 29	$ 13	2039
2018	2,874	1,250	2038
Deferred Tax Asset	2,903	1,263	
Less Valuation allowance	(2,903)	(1,263)	
Net Deferred tax asset	$ -	$ -	

3. Line of credit

The company has a revolving line of credit that has an interest rate of 14.9% and an outstanding balance of $7,053.

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Varner Enterprises Inc.
Notes to Consolidated Financial Statements (continued)
February 5, 2019

4. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Class A Common Stock is entitled to one vote.

5. Commitments and Contingencies

As of the date of issuance of financials, February 12, 2019, the company has no commitments or contingencies.

6. Subsequent Events

Management has evaluated subsequent events through February 12, 2019, the date on which the financial statements were available to be issued.

truCrowd

L RECORDS
LIVE LIT

A MICHAEL VARNER BRAND

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:

        (A)   association with an entity regulated by such commission, authority, agency or officer?
            ☐ Yes ☑ No

        (B)   engaging in the business of securities, insurance or banking?
            ☐ Yes ☑ No

        (C)   engaging in savings association or credit union activities?

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

☐ Yes ☑ No

(ii)　constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes　☑ No

If Yes to any of the above, explain:

(4)　Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)　suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes　☑ No

(ii)　places limitations on the activities, functions or operations of such person? ☐ Yes　☑ No

(iii)　bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes　☑ No

If Yes to any of the above, explain:

(5)　Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)　any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes　☑ No

(ii) Section 5 of the Securities Act? ☐ Yes　☑ No

If Yes to either of the above, explain:

(6)　Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes　☑ No

If Yes, explain:

(7)　Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes　☑ No truCrowd L2 RECORDS - LIVE LIT - A MICHAEL VARNER BRAND

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

If Yes, explain:

(8)　　Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes　☑ No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.　　In addition to the information expressly required to be included in this Form, include:

We have available by request the Reviewed Financials, a business plan, and the Music Industry research from which our business assumptions were derived.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 10 of the following day.

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: L2records.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)　　the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)　　the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)　　the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)　　the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)　　the issuer liquidates or dissolves its business in accordance with state law.

truCrowd

RECORDS
LIVE LIT

A MICHAEL VARNER BRAND

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

L2 RECORDS
LIVE LIT
A MICHAEL VARNER BRAND

truCrowd

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Summary

SECURITY OFFERED FOR SALE	***SAFE+REV*** (TM) ***(S****IMPLE* ***A****GREEMENT FOR* ***F****UTURE* ***E****QUITY* PLUS ***REV****ENUE PARTICIPATION****)***
VALUATION CAP	**$2,800,000**
DISCOUNTED RATE	**N/A**
MFN PROVISION	**No.**
ANTI-DILUTION RIGHTS	**No.**
TARGET *NUMBER OF UNITS OF SAFE+REV*(TM)	**1,000**
MAXIMUM NUMBER OF UNITS OF SAFE+REV(TM)	**107,000**
PURCHASE PRICE PER ***UNITS***	**$10**
MINIMUM ***UNITS*** *PER INVESTOR*	**$25**
USE OF PROCEEDS	**See page 31**
REVENUE PARTICIPATION	**Yes**
OFFERING GROSS REVENUE PARTICIPATION PERCENTAGE	**20%**
REPAYMENT MULTIPLE	**4X**
MEASUREMENT PERIOD START	**1/1/2020**
MEASUREMENT PERIOD END	**12/31/2059**

RECORDS
LIVE LIT

A MICHAEL VARNER BRAND

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

SAFE+REV Agreement

This SAFE+REV Agreement is an agreement between _____ herein referred to as "Issuer/Company" and _____ herein referred to as "Investor" for the purchase of _____ SAFE+REV Units, which SAFE+REV Units are comprised of a sum total of a:

 (A) **SAFE** (Simple Agreement for Future Equity) fully described in the attached Exhibit A, and
 (B) **REV** (Revenue Participation Rights Agreement) fully described in the attached Exhibit B.

Exhibit A and Exhibit B are attached hereto and made a part hereof. All the terms and conditions set forth in Exhibit A and Exhibit B shall remain in full force and effect, except to the extent that such terms and conditions are modified by or in conflict with the provisions of this SAFE+R EV Agreement, in which case this SAFE+REV Agreement shall prevail.

Jurisdiction, Venue and Governing Law. Notwithstanding anything to the contrary. All rights under this SAFE+REV Agreement (including Exhibit A and Exhibit B) shall be governed by the laws of the State of _____, (herein referred to as the "Governing State") without regard to the conflicts of law provisions of such jurisdiction. With respect to any action or proceeding arising out of, or directly or indirectly relating to, this Agreement or transactions related to this Agreement, the parties hereto, hereby irrevocably consent and submit to the sole and exclusive jurisdiction of either: (a) the federal courts situated in the Governing State, or (b) State courts situated in the Governing State. The said parties irrevocably consent to service of process by means registered mail sent to their last known physical address.

Investor: _____

Signature: _____

Print Name: _____

Date: _____

Issuer: _____

Signature: _____

Print Name: _____

Date: _____

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Exhibit A: Simple Agreement for Future Equity

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[_____] (the "**Purchase Amount**") on or about [Date of SAFE], [Company Name], a [State of Incorporation] corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is $2,800,000.

The "**Discount Rate**" is [*100 minus the discount*]%.

See **Section 2** for certain additional defined terms.

1. *Events*

(a) **Equity Financing**. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the issuance of SAFE Preferred Stock by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; *provided,* that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and *provided further,* that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) **Liquidity Event**. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and *pro rata* among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, *pro rata*, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SAFEs (the "**Dissolving Investors**"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and *pro rata* among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) **Termination**. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

"**Company Capitalization**" means the **sum**, as of immediately prior to the Equity Financing, of: (**1**) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other SAFEs, and (C) convertible promissory notes; **and** (**2**) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"**Conversion Price**" means the either: (1) the SAFE Price or (2) the Discount Price, whichever calculation results in a greater number of shares of SAFE Preferred Stock.

"**Discount Price**" means the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Distribution**" means the transfer to holders of Capital Stock by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of Capital Stock by the Company or its subsidiaries for cash or property other than: (i) repurchases of Common Stock held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase shares upon termination of such service provider's employment or services; or (ii) repurchases of Capital Stock in connection with the settlement of disputes with any stockholder.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but **excluding**: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other SAFEs; and (iv) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Pro Rata Rights Agreement**" means a written agreement between the Company and the Investor (and holders of other SAFEs, as appropriate) giving the Investor a right to purchase its *pro rata* share of private placements of securities by the Company **occurring after the Equity Financing**, subject to customary exceptions. *Pro rata* for purposes of the Pro Rata Rights Agreement will be calculated based on the ratio of (1) the number of shares of Capital Stock owned by the Investor immediately prior to the issuance of the securities

truCrowd

L‖ RECORDS
LIVE LIT

A MICHAEL VARNER BRAND

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

to (2) the total number of shares of outstanding Capital Stock on a fully diluted basis, calculated as of immediately prior to the issuance of the securities.

"**SAFE**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.

"**SAFE Preferred Stock**" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a) Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(b) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(d) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor,

truCrowd

RECORDS
LIVE LIT

A MICHAEL VARNER BRAND

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Investor: _____

Signature: _____

Print Name: _____

Date: _____

Issuer: _____

Signature: _____

Print Name: _____

Date: _____

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Exhibit B: Revenue Participation Rights Agreement

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

Revenue Participation Rights Agreement (REV-SHARE)

For each Class A Revenue Share Unit purchased by the Investor, Issuer hereby agrees to pay to the Investor, one RevShare. Payments of the RevShare will be made pursuant to the RevShare Process & Terms.

This Revenue Participation Rights Agreement is herein referred to as the "Agreement."

Investor: _____ is herein referred to as the "Investor". Investor is a resident of _____ residing at _____. (Soc. Sec. / Taxpayer ID: _____)

Issuer: _____ is herein referred to as the "Issuer". Issuer is an _____ corporation whose registered agent address is: _____.

· **Number of Units to Investor:** Issuer hereby issues _____ Class A Revenue Share Unit(s) to Investor in return for the payment of the principal sum of $_____ ($_____ per Class A Revenue Share Unit).

· **Offering Metrics:**

o Total Number of Class A Revenue Share Units in the Defined Offering is _____ which is herein referred to as the "Offering Total Unit Count".

o The "Offering Gross Revenue Participation Percentage" _____

o The "Measurement Period" is that period of time commencing on _____ and ending on _____

o The "Repayment Multiple" is

o The "Total Per Unit Defined Return" is $_____

1. **Calculation of Each RevShare.** Each RevShare shall be calculated as follows:

· Each RevShare = (1/ Offering Total Unit Count) x "Issuer Gross Revenue" during the Measurement Period x "Offering Gross Revenue Participation Percentage"

· Notwithstanding the above, or anything else to the contrary, the value to the RevShare shall in no event exceed the Total Per Unit Defined Return.

For purposes of this Agreement, "Issuer Gross Revenue" shall mean the issuer's gross revenue as reported to the IRS pursuant to its Federal Income Tax filings.

truCrowd

L‖ RECORDS
LIVE LIT
A MICHAEL VARNER BRAND

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

2.   Annual Payment of RevShares. On or before March 20 of every year, for each of the Class A Revenue Share Unit(s) purchased by Investor hereunder, Issuer will calculate for the prior fiscal year, the portion of the RevShare attributable to the Measurement Period occurring during the said prior fiscal year.

On the following March 21, or the first business day thereafter, the Issuer will disburse to Investor the said calculated RevShare(s), if any, for each of the said Class A Revenue Share Unit(s) purchased hereunder by Investor. The last such disbursement will occur upon the final payment which attains the cumulative disbursement of the Total Per Unit Defined Return for the said Class A Revenue Share Unit(s).

All payments will be made in U.S. Dollars and by electronic transfer. In order to receive payments, investor must maintain an account with a U.S. financial institution capable to accepting ACH transfers.

Issuer will provide Investor IRS 1099 notices of income, to the extent applicable which notices will be provided on or before the 31st day of each January. Issuer will allocate disbursements between principle and income pursuant to applicable tax law. In order for Issuer to disburse money to investor, investor must provide Issuer with a properly completed Form w-9 (or equivalent if Issuer is a non-U.S. resident).

3.   Miscellaneous

        (a) **Severability.** If any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been contained herein

        (b) **Communications in English.** All writings and communications issued by any of the parties to this Agreement shall be drawn up in the English language, and any communications or writings in any language other than English shall not be valid or have any legal effect with respect to this Agreement or with respect to any obligations or rights under, or related to this Agreement.

        (c) **Notices:** Notices by Investor to Issuer must be made to its Registered Agent address set out above. Notices by the Issuer to Investor may be made either to the last known electronic address of the Investor or to the last known physical address of the Investor.

        (d) **No Stockholder Rights.** Nothing in this Agreement shall be construed to confer on the Investor any rights as an owner of capital stock of the Issuer, including by way of example and not limitation, any right to dividends, any right to vote on the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

        (e) **Rules of Construction.** Headings and titles contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. In the event of any ambiguity in this Agreement, such ambiguity shall be resolved in a manner independent of which party may have drafted this Agreement or the particular language giving rise to such ambiguity and without prejudice to the party who may have drafted this Agreement or the said language.

        (f) **Waiver.** Any waiver of any provision of this Agreement must be in writing, and any waiver by any party of a breach of any provision of this Agreement shall not operate as, or be construed to be, a waiver of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

        (h) **Counterpart and Electronic Signatures.** This Agreement and any amendments thereto, may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Such writings, including any counterparts thereto, may be delivered via

truCrowd

RECORDS
LIVE LIT
A MICHAEL VARNER BRAND

Varner Enterprises, Inc
22520 Lahser Rd,
Southfield, MI 48033, USA
(703) 597-6609
l2records.com

OFFERING STATEMENT

1,000 Units of SAFE+REV at $10 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

facsimile, electronic communications (including pdf or electronic signature), or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Investor: _____

Signature: _____

Print Name: _____

Date: _____

Issuer: _____

Signature: _____

Print Name: _____

Date: _____